

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 11, 2009

<u>Via U.S. Mail and facsimile to (615) 564-8204</u>

Mr. W.E. Sheriff
Chief Executive Officer
Brookdale Senior Living Inc.
111 Westwood Place, Suite 200
Brentwood, TN 37027

   Re: **Brookdale Senior Living Inc.**
       Form 10-K for the fiscal year ended December 31, 2008
       Filed March 2, 2009
       File No. 001-32641

Dear Mr. Sheriff:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            /s/ Larry Spirgel
            Larry Spirgel
            Assistant Director